Exhibit 97.1
EXELIXIS, INC.
POLICY FOR RECOUPMENT OF VARIABLE COMPENSATION

Adopted February 28, 2019
Amended and Restated Effective November 30, 2023
1.     INTRODUCTION
The Board of Directors (the “Board”) of Exelixis, Inc. (the “Company”) adopted the Exelixis, Inc. Policy for Recoupment of Variable Compensation on February 28, 2019 (the “Original Policy”) providing for the Company’s recoupment of certain Variable Compensation (as defined below) paid to Covered Individuals (as defined below) of the Company under certain circumstances. The Compensation Committee of the Board (the “Compensation Committee”) hereby amends and restates the Original Policy in order to coordinate with Company’s implementation of a supplemental executive recoupment policy as referenced in Section 6 (this amended and restated policy, the “Recoupment Policy”).
2.     EFFECTIVE DATE
Except as set forth in Exhibit A, this Recoupment Policy shall apply to all Variable Compensation granted or awarded on or after the date of adoption of the Original Policy, as and to the extent permitted by applicable law. For clarity, this Recoupment Policy shall not apply to Variable Compensation granted before but vested after the date of adoption of the Original Policy.
3.     DEFINITIONS
For purposes of this Recoupment Policy, the following terms shall have the meanings set forth below:
“Covered Individual” shall mean a current or former employee of the Company with the title of Vice President or above.
“Variable Compensation” shall mean all forms of compensation except base salary, including, but not limited to, annual cash incentive compensation and all forms of equity-based compensation, whether or not Financial Metric Based Compensation (as defined in Exhibit A).
“Material Harm” shall mean material harm to the Company’s business, as determined by the Board in its sole discretion. For clarity, Material Harm includes, but is not limited to, the Company being required to prepare a Restatement (which, for purposes of this Recoupment Policy shall be deemed Material Harm at the time of the Company’s initial restatement announcement).
“Misconduct” shall mean a knowing violation of Securities and Exchange Commission rules or regulations or Company policy or the willful commission of an act of fraud, dishonesty or gross recklessness in the performance or disregard of a person’s duties.
“Nasdaq” means the Nasdaq Stock Market.
“Recoverable Variable Compensation” shall mean Variable Compensation granted or paid to a Covered Individual during each fiscal year in which such Covered Individual’s Misconduct occurred. For clarity, Variable Compensation granted during the fiscal year in which such Covered Individual’s Misconduct occurred but scheduled to vest in a future year shall be recoverable.

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“Restatement” means a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement). Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements.
“Triggering Event” shall mean a Covered Individual’s Misconduct, as determined by the Board in its sole discretion, which (i) contributes to the occurrence of actual Material Harm or (ii) could reasonably be expected to result in Material Harm. For clarity, a Triggering Event may occur even if the Misconduct does not result in actual Material Harm and, in such case, Material Harm shall be deemed to occur on the date the Board is notified of a Covered Individual’s Misconduct).
4.     RECOUPMENT
a.Recoupment Generally. Pursuant to the provisions of this Recoupment Policy, if there is a Triggering Event, the Company may, at the discretion of the Board, seek recoupment of up to the full amount of the Recoverable Variable Compensation.
b.Recoupment Deadline. The deadline for seeking recoupment of Recoverable Variable Compensation from a Covered Individual pursuant to the provisions of this Recoupment Policy is three years following the Material Harm that contributed to the Triggering Event.
c.Additional Amounts Subject to Recoupment. The Board may also recoup any gains the Covered Individual realized with respect to the sale of shares of the Company’s common stock received pursuant to Recoverable Variable Compensation in the form of equity-based awards, including stock options and restricted stock units, in an amount determined by the Board in its discretion.
d.Sources of Recoupment. To the extent permitted by applicable law, the Board, in its discretion, may seek recoupment from a Covered Individual from any of the following sources: direct repayment of Recoverable Variable Compensation payments; future payments of other Variable Compensation; cancellation of outstanding Recoverable Variable Compensation or other Variable Compensation. To the extent permitted by applicable law, the Company may also offset the recoupment amount owed to the Company against any compensation or other amounts owed by the Company to the Covered Individual.
e.Board Discretion Generally. In exercising its business judgment under this Recoupment Policy, the Board may consider whether asserting a claim against the Covered Individual may violate applicable law or prejudice the Company’s interests in any way, including in a proceeding or investigation, and any other factors it deems relevant to the determination. In determining whether to seek recovery and the amount of recoupment, if any, the Board may consider the seriousness of the Misconduct and whether the Covered Individual was unjustly enriched. If an amount repaid to the Company under this Recoupment Policy will not be fully deductible by a Covered Individual, the Board may, in its discretion, also reduce the amount to be repaid by the amount determined by the Board to reasonably take into account the adverse tax consequences of such repayment to the Covered Individual.
f.Board Discretion Regarding Determination of Misconduct and Material Harm. Determinations of whether and when Misconduct has occurred shall be made by the Board in its sole and absolute discretion independently of management, and the Board shall not be bound by determinations by management that a Covered Individual has or has not met any particular standard of conduct under law or Company policy. The determination of whether Misconduct and/or Material Harm has occurred shall be made following appropriate investigation and, to the extent practicable, within a reasonable time following the occurrence of Material Harm; provided, however, that, in the event of any litigation, pre-suit demand, government investigation or similar proceeding relating to such Misconduct and/or Material Harm, the determination of Misconduct and/or Material Harm shall be deferred until such time as the Board determines to be appropriate.

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5.    SEVERABILITY
If any provision of this Recoupment Policy or the application of any such provision to any Covered Individual shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Recoupment Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.
6.    NO IMPAIRMENT OF OTHER REMEDIES
The rights of the Company under this Recoupment Policy to seek recoupment are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement of the Company.
This Recoupment Policy is separate from and in addition to the requirements of the Company’s Supplemental Executive Officer Recoupment Policy (the “Supplemental Policy”), attached hereto as Exhibit A, applicable to each person who is or becomes an “officer” of the Company as defined under Rule 16a-1(f) under Section 16 of the Securities Exchange Act of 1934, which shall be deemed to include any individuals identified by the Company as executive officers pursuant to Item 401(b) of Regulation S-K under the Securities Exchange Act of 1934. To the extent that Variable Compensation is also subject to recoupment as Erroneously-Awarded Compensation (as defined in Exhibit A), the Company shall not recover compensation or obtain payment, reimbursement or restitution in an amount greater than the gross amount (without accounting for any withholding amounts) of such compensation.
7.    MISCELLANEOUS AND DELEGATION OF AUTHORITY
This Recoupment Policy shall be administered by the Board and, except as specifically provided herein, the Board shall have full and final authority to make any and all determinations required under this Recoupment Policy. Any determination by the Board with respect to this Recoupment Policy shall be final, conclusive and binding on all interested parties. Any discretionary determinations of the Board under this Recoupment Policy, if any, need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated. Notwithstanding the foregoing, the Board may delegate determinations to be made under the Recoupment Policy to the Compensation Committee, and to the extent that the Board has delegated to the Compensation Committee the authority, applicable references herein to the Board shall be deemed to refer to the Compensation Committee.
The provisions in this Recoupment Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Recoupment Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Recoupment Policy shall not affect the validity or enforceability of any other provision of this Recoupment Policy.
8.    AMENDMENT AND TERMINATION
To the extent permitted by, and in a manner consistent with applicable law, including SEC and Nasdaq rules, the Board may terminate, suspend or amend this Recoupment Policy at any time in its discretion.
9.    SUCCESSORS
This Recoupment Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Variable Compensation granted, vested or paid to or administered by such persons or entities.

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EXHIBIT A
Exelixis, Inc.
Supplemental Executive Officer Recoupment Policy

The Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of Exelixis, Inc. (the “Company”) believes that it is appropriate for the Company to adopt this Exelixis, Inc. Supplemental Executive Officer Recoupment Policy (the “Supplemental Policy”) to be applied to the Executive Officers of the Company in addition to the Exelixis, Inc. Policy for Recoupment of Variable Compensation, and adopts this Supplemental Policy to be effective as of the Effective Date (as defined below).
1.Definitions
For purposes of this Supplemental Policy, the following definitions shall apply:
a)“Company Group” means the Company and each of its Subsidiaries, as applicable.
b)“Covered Compensation” means any Financial Metric Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the performance period for the Financial Metric Based Compensation and that was Received (i) on or after the effective date of the Nasdaq listing standard (October 2, 2023), (ii) after the person became an Executive Officer and (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association.
c)“Effective Date” means December 1, 2023.
d)“Erroneously Awarded Compensation” means the amount of Covered Compensation granted, vested or paid to a person during the fiscal period when the applicable Financial Reporting Measure relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been granted, vested or paid to the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Board will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted, vested or paid and the Board shall maintain documentation of such determination and provide such documentation to the Nasdaq.
e)“Exchange Act” means the U.S. Securities Exchange Act of 1934.
f)“Executive Officer” means each “officer” of the Company as defined under Rule 16a-1(f) under Section 16 of the Exchange Act, which shall be deemed to include any individuals identified by the Company as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act. Both current and former Executive Officers are subject to the Supplemental Policy in accordance with its terms.
g)“Financial Metric Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

h)“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures and may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price or (iii) total shareholder return. Financial Reporting Measures may or may not be filed with the SEC and may be presented outside the Company’s financial statements, such as in Managements’ Discussion and Analysis of Financial Conditions and Result of Operations or in the performance graph required under Item 201(e) of Regulation S-K under the Exchange Act.
i)“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under the Supplemental Policy is not dependent on if or when the Restatement is actually filed.
j)“Nasdaq” means the Nasdaq Stock Market.
k)“Received”: Financial Metric Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Financial Metric Based Compensation award is attained, even if the grant, vesting or payment of the Financial Metric Based Compensation occurs after the end of that period.
l)“Restatement” means a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement). Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements. Recovery of any Erroneously Awarded Compensation under the Supplemental Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.
m)“SEC” means the U.S. Securities and Exchange Commission.
n)“Subsidiary” means any domestic or foreign corporation, partnership, association, joint stock company, joint venture, trust or unincorporated organization “affiliated” with the Company, that is, directly or indirectly, through one or more intermediaries, “controlling”, “controlled by” or “under common control with”, the Company. “Control” for this purpose means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, contract or otherwise.
2.Recoupment of Erroneously Awarded Compensation
In the event of a Restatement, any Erroneously Awarded Compensation Received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the Company Group in accordance with Section 3 of this Supplemental Policy. The Board must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with Section 3 of this Supplemental Policy, except as provided below.

Notwithstanding the foregoing, the Board (or, if the Board is not composed entirely of independent directors, a majority of the independent directors serving on the Board) may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Board determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing the Supplemental Policy would exceed the amount to be recovered (following reasonable attempts by the Company Group to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the Nasdaq), or (ii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Company Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
3.Means of Repayment
In the event that the Board determines that any person shall repay any Erroneously Awarded Compensation, the Board shall provide written notice to such person by email or certified mail to the physical address on file with the Company Group for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Board, and the Company Group shall be entitled to set off the repayment amount against any amount owed to the person by the Company Group, to require the forfeiture of any award granted by the Company Group to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the U.S. Internal Revenue Code and the regulations and guidance thereunder. If the Board does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Company Group by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.
4.No Indemnification
No person shall be indemnified, insured or reimbursed by the Company Group in respect of any loss of compensation by such person in accordance with this Supplemental Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Supplemental Policy, and no person shall be paid or reimbursed by the Company Group for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Supplemental Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the person a new cash award which would be cancelled to effect the recovery of any Erroneously Awarded Compensation). In no event shall the Company Group be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.
5.Miscellaneous and Delegation of Authority
This Supplemental Policy shall be administered by the Board and, except as specifically provided herein, the Board shall have full and final authority to make any and all determinations required under this Supplemental Policy. Any determination by the Board with respect to this Supplemental Policy shall be final, conclusive and binding on all interested parties. The Board may amend or terminate this Supplemental Policy at any time. Any discretionary determinations of the Board under this Supplemental Policy, if any, need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated. Notwithstanding the foregoing, the Board may delegate determinations to be made under this Supplemental Policy to the Compensation Committee, and to the extent that the Board has delegated to the Compensation Committee the authority, applicable references herein to the Board shall be deemed to refer to the Compensation Committee.
This Supplemental Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the Nasdaq, including any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend this Supplemental Policy to the extent necessary to comply with such additional or new requirements. Recoupment of Erroneously Awarded Compensation under this Supplemental Policy is not dependent upon the Company Group satisfying any conditions in this Supplemental Policy, including any requirements to provide applicable documentation to the Nasdaq.

The rights of the Company Group under this Supplemental Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company Group pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement of the Company Group.

EXHIBIT B
EXELIXIS, INC.
SUPPLEMENTAL EXECUTIVE OFFICER RECOUPMENT POLICY

ACKNOWLEDGMENT, CONSENT AND AGREEMENT

I acknowledge that I have received and reviewed a copy of the Exelixis, Inc. Supplemental Executive Officer Recoupment Policy (as may be amended from time to time, the “Supplemental Policy”) and I have been given an opportunity to ask questions about the Supplemental Policy and review it with my counsel. I knowingly, voluntarily and irrevocably consent to and agree to be bound by and subject to the Supplemental Policy’s terms and conditions, including that I will return any Erroneously Awarded Compensation that is required to be repaid in accordance with the Supplemental Policy. I further acknowledge, understand and agree that (i) the compensation that I receive, have received or may become entitled to receive from the Company Group is subject to the Supplemental Policy, and the Supplemental Policy may affect such compensation and (ii) I have no right to indemnification, insurance payments or other reimbursement by or from the Company Group for any compensation that is subject to recoupment and/or forfeiture under the Supplemental Policy. Capitalized terms used but not defined herein have the meanings set forth in the Supplemental Policy.

Signed:        _________________________________________
Print Name: _________________________________________
Date:        _________________________________________

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